SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2005
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
          If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 10, 2005
Shaw Communications Inc.

By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW COMMUNICATIONS ANNOUNCES PRICING
OF OFFERING OF SENIOR NOTES
Calgary, Alberta, November 9, 2005 — Shaw Communications Inc. announced today the terms of its offering of senior notes due 2012. The senior notes will be in the aggregate principal amount of Cdn. $450 million and will pay a coupon of 6.10%. Closing is scheduled to occur on November 16, 2005.
The Senior Notes were offered through an underwriting syndicate, with TD Securities Inc. as lead manager.
Shaw plans to use the net proceeds from the senior notes for debt repayment, including the redemption of its US $172.5 million 8.5% Series Canadian Originated Preferred Securities, and for working capital purposes.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration and qualification under the securities laws of any such jurisdiction.
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges and is a member of the S&P/TSX 60 index (Symbol: TSX - SJR.NV.B, NYSE - SJR).
This news release contains forward-looking statements that are based on current conditions and assumptions and that are not a guarantee of future events. Actual events could differ materially as a result of changes to Shaw’s plans and the impact of events, risks and uncertainties. For a discussion of these factors, refer to Shaw’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.

For further information, including receipt of a prospectus relating to the offering, please contact:
Steve Wilson
Senior Vice-President and Chief Financial Officer
Shaw Communications Inc.
Suite 900, 630 – 3rd Avenue S.W.
Calgary, Alberta T2P 4L4
(403) 750-4500